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                               February 24, 2021

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks 038, LLC
       497 Broome Street
       New York, NY 10013

                                                        Re: Masterworks 038,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed January 25,
2021
                                                            Amended Offering
Statement
                                                            Filed February 19,
2021
                                                            File No. 024-11422

       Dear Mr. Goldstein:

             We have reviewed your initial and amended offering statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A Filed January 25, 2021 and Form 1-A/A Filed February 19, 2021

       General

   1. We note that you are placing ads on certain websites, such as Quora.com in which you state, among other
things, that your site gives investors "access to buy and sell fractional investments in painting
by blue-chip artists with 10-25% historical appreciation." Please tell us how these ads
are consistent with your ability to solicit interest pursuant to Rule
                                                        255 of Regulation A.
Also, tell us how you believe it is appropriate to cite to returns of
                                                        10-25% on your
investment platform. In this regard, we note your disclosure that "[you]
                                                        intend to hold the
Painting for an extended period of time," and the Class A shares are
                                                        "unsuitable for
investors that are not prepared to hold their Class A shares for an indefinite period of time, as
there can be no assurance that the Class A shares can ever be resold or that the Painting can
be sold within any specific timeframe, or at all."
 Joshua Goldstein
Masterworks 038, LLC
February 24, 2021
Page 2


2. We note that you are currently attempting to generate interest by sending unsolicited emails to potential investors. Your email correspondence appears to tout bank research which states there is no correlation between art appreciation and the performance of the
         S&P 500 and that investments in art yield higher yearly returns the S&P 500 and gold.
         The email correspondence also appears to contain a link your "art investment deck."
         Please provide your analysis as to how these communications comply with Regulation A,
         including Rule 255. In this regard, we note that    testing the waters
   materials may be used
         before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Daniel Morris at 202-551-3314 or Lilyanna Peyser at 202-551-3222 with any questions.



FirstName LastNameJoshua Goldstein                             Sincerely,
Comapany NameMasterworks 038, LLC
                                                               Division of
Corporation Finance
February 24, 2021 Page 2                                       Office of Trade
& Services
FirstName LastName